                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                               H.J. Heinz Company
                                (Name of Issuer)

                          Common Stock, $.25 par value
                         (Title of Class of Securities)

                                  423074-10-3
                                 (CUSIP Number)

                             Paul J. Bschorr, Esq.
                                Dewey Ballantine
                          1301 Avenue of the Americas
                              New York, NY  10019
                             (Phone:  212-529-8000)
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices an Communications)

                                August 24, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 8 Pages
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CUSIP No. 423074-10-03              13D                     Page 2 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Teresa Heinz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                  (b) [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     -0-

8.   SHARED VOTING POWER
     20,440,590

9.   SOLE DISPOSITIVE POWER
     -0-

10.  SHARED DISPOSITIVE POWER
     20,440,590

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,440,590

12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.3%

14.  TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D of Teresa Heinz, as amended by Amendment Nos. 1 through 5, is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated as follows:

         "Not Applicable."

Item 4.  Purpose of Transaction.

         The first paragraph of Item 4 is hereby amended and restated as follows:

         "The undersigned as co-executor of an estate, co-trustee of ten trusts, Chairperson and Chief Executive Officer or director of three nonprofit corporations is the beneficial owner of 20,440,590 shares of Common Stock. Such shares were given to such trusts or nonprofit corporations or transferred to such estate upon death and no consideration was paid for them. On August 24, 1995, certain of such entities closed a public offering of an aggregate of 12,750,000 shares of Common Stock at a purchase price of $41.125 per share (net of underwriters' discounts and commissions). The remaining shares of Common Stock held by the undersigned in such estate, trusts and nonprofit organizations are held for investment, although the investments in the Issuer by each of such entities will be periodically reviewed and at any time the amount of such investments may be increased or decreased."

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         "(a) The undersigned beneficially owns 20,440,590 shares of Common Stock which is 8.3% of the outstanding 246,239,778 shares of Common Stock which are believed to be the total number of shares outstanding on the date hereof.

         (b) The undersigned has shared voting and dispositive power with respect to 20,440,590 shares of Common Stock.

         The identity of each person with which the undersigned shares voting and dispositive power is as follows:

                               Page 3 of 8 Pages

                       Frank V. Cahouet (Chairman and CEO of Mellon Bank, N.A.) 4700 One Mellon Bank Center
                       Pittsburgh, PA 15258-0001
                       Citizenship:  United States

                       Julie H. Finley (community volunteer)
                       3221 Woodland Drive
                       Washington, D.C. 20008
                       Citizenship:  United States

                       Rose Gibson (assistant secretary)
                       Heinz Family Foundation
                       110 Doray Drive
                       Pittsburgh, PA 15237
                       Citizenship:  United States

                       A. Lawrence Groo (investments)
                       Lawrence Groo & Co. Inc.
                       540 Madison Avenue
                       New York, NY 10022
                       Citizenship:  United States

                       Andre T. Heinz (design consultant)
                       3322 O Street, N.W.
                       Washington, D.C. 20007
                       Citizenship:  United States

                       Christopher D. Heinz (student)
                       1950 Squaw Run Road
                       Pittsburgh, PA 15238
                       Citizenship:  United States

                       H. John Heinz IV (artisan/sculptor)
                       7 Hulbert Avenue
                       Nantucket, MA 02554
                       Citizenship:  United States

                       Howard M. Love (retired)
                       500 Grant Street
                       Suite 2108
                       Pittsburgh, PA 15217
                       Citizenship: United States

                       Wendy Mackenzie (philanthropist)
                       829 Park Avenue

                               Page 4 of 8 Pages
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                       New York, NY  10021
                       Citizenship: United States

                       Joan D. McCauley (philanthropist)
                       2750 Vallejo Street
                       San Francisco, CA  94123
                       Citizenship: United States

                       Singer Rankin (writer)
                       Route 9, Box 70A
                       Santa Fe, New Mexico 87505
                       Citizenship:  United States

                       William H. Rea (retired)
                       Stoney Lonesome Farm, R.D. #1
                       Stahlstown, PA 15687
                       Citizenship:  United States

                       Dolores Senanis
                       (administrative assistant to Teresa Heinz)
                       1201 Pennsylvania Avenue, N.W.
                       Suite 619
                       Washington, D.C. 20004
                       Citizenship:  United States

                       Linda K. Smith, Esq. (attorney)
                       709 College Street
                       Beloit, WI 53511
                       Citizenship:  United States

                       John R. Taylor
                       (director of investment policy)
                       Heinz Family Office
                       3200 CNG Tower
                       625 Liberty Avenue
                       Pittsburgh, PA 15222
                       Citizenship: United States

                       James M. Walton (investments)
                       Room 3902
                       525 William Penn Place
                       Pittsburgh, PA 15219
                       Citizenship:  United States

                               Page 5 of 8 Pages

                       S. Donald Wiley (lawyer, director of the Issuer, retired Senior Vice President, General Counsel and Secretary of the Issuer)
                       H.J. Heinz Company (multinational food processing company)
                       P.O. Box 57
                       Pittsburgh, PA 15230
                       Citizenship:  United States

                       Wren Wirth (president)
                       Winslow Foundation
                       (charitable foundation)
                       1425 21st Street N.W.
                       Washington, D.C. 20036
                       Citizenship:  United States

                       Mellon Bank, N.A., a national banking association (domestic and international commercial banking, retail banking and trust services)
                       One Mellon Bank Center
                       Pittsburgh, PA 15258

         None of the above persons has during the last five years (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) The undersigned has not effected any transaction in shares of Common Stock during the sixty day period preceding the date of this Statement except for the transaction described in Item 4 above.

         (d) The shares of Common Stock held by the estate, trusts and nonprofit corporations described above as beneficially owned by the undersigned are held by her in fiduciary capacities for the benefit of beneficiaries of the estate, trusts or charities, which persons in some cases, have the right to receive dividends on, or the proceeds from the disposition of, the Common Stock so held. No person has the right to receive dividends or direct the proceeds from 5% or more of the outstanding Common Stock held by the above persons except for Mellon Bank, N.A., which has the right to receive dividends on the shares it holds in various capacities in unrelated accounts.

                               Page 6 of 8 Pages
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         (e) Not applicable."

                               Page 7 of 8 Pages

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.



                                       /s/ Teresa Heinz
                                       ----------------
                                       Teresa Heinz

Dated:  August 30, 1995

                               Page 8 of 8 Pages